                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                             Kensey Nash Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    490057106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 2 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  397,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              397,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    397,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 3 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,088,020
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,088,020
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,088,020
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 4 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG ENTERPRISE, LTD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  397,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              397,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    397,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 5 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RGC STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 6 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 7 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,485,740
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,485,740
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 8 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 9 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 10 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 11 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    XOOX
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,485,740
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,485,740
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,485,740
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 12 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CEASAR N. ANQUILLARE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 13 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. FELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 14 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 15 of 24 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth. RCG Enterprise,  Ltd ("RCG Enterprise") is hereby added as a Reporting Person to the Schedule 13D.

Item 2 is hereby amended to add the following:

            In connection with the Settlement Agreement described and defined in
Item 4,  Starboard has  withdrawn its  nominations  of Messrs.  Smith,  Feld and
Anquillare  for election at the 2007 annual meeting of  stockholders  (the "2007
Annual  Meeting").  Pursuant to the Settlement  Agreement,  the Issuer agreed to nominate and recommend Messrs. Smith and Anquillare for election to the Board of
Directors  of the  Issuer  (the  "Board")  to serve  for a term of  three  years expiring at the 2010 annual meeting of stockholders.  Accordingly,  Messrs. Feld and  Anquillare are no longer members of the Section 13(d) group and shall cease to be Reporting Persons  immediately after the filing of this Amendment No. 4 to the Schedule 13D. The remaining  Reporting  Persons  (including RCG  Enterprise)
will continue filing as a group statements on Schedule 13D with respect to their beneficial  ownership  of  securities  of the Issuer to the extent  required  by applicable law.

            RCG Enterprise is an exempted  company  organized  under the laws of the Cayman  Islands formed to be a private  investment  fund. The address of the principal  business and  principal  office of RCG  Enterprise  is c/o Citco Fund
Services  (Cayman  Islands)  Limited,  Corporate  Center,  West Bay Road,  Grand
Cayman,  Cayman Islands,  British West Indies. The officers and directors of RCG
Enterprise and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2. Ramius
Capital serves as the investment manager for RCG Enterprise.

            No  Reporting  Person,  nor any person  listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors). No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 is hereby amended to add the following:

            On October 25, 2007,  the Reporting  Persons and the Issuer  entered into a settlement  agreement (the  "Settlement  Agreement"),  a copy of which is attached  hereto  as  Exhibit  99.2 and is  incorporated  herein  by  reference.
Pursuant to the terms of the Settlement Agreement,  the Reporting Persons agreed
(i) to withdraw Starboard's letter nominating Messrs. Anquillare, Feld and Smith for  election at the 2007 Annual  Meeting,  (ii) not to nominate  any person for election  at the 2007  Annual  Meeting  and (iii) not to submit any  proposal or other business for consideration at the 2007 Annual Meeting.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 16 of 24 Pages
----------------------                                    ----------------------

            The Issuer agreed that (i) it shall nominate,  recommend and solicit proxies in favor of Ceasar N.  Anquillare  and Jeffrey C. Smith for  election to the Board at the 2007 Annual Meeting to serve for a term of three years expiring at the 2010 annual meeting of stockholders,  (ii) in accordance with its bylaws, it shall take all action  necessary,  no later than seven (7) days following the election of Messrs.  Anquillare and Smith, to (a) appoint Mr. Smith as member of the Nominating  Committee of the Board and Mr. Anquillare as member of the Audit
Committee  of the Board,  (b)  establish a strategic  planning  committee of the
Board,  with Mr.  Smith to be  appointed a member  thereto,  and (c) appoint Mr.
Smith as a member of any special  committee of the Board that may be established and (iii) it shall hold the 2007 Annual Meeting on December 5, 2007 or within 30 days thereafter.

            The Reporting  Persons agreed (i) to appear in person or by proxy at the 2007 Annual Meeting and vote all Shares the Reporting  Persons  beneficially own in favor of the election, to the Board, of Messrs. Anquillare, Smith and one incumbent  director  nominated by the Board whose term of office expires in 2007
(collectively,  the "2007  Nominees")  and (ii) not to  directly  or  indirectly engage in any  activities  in opposition to the election of the 2007 Nominees at
the  2007  Annual  Meeting  or  enter  into  any  agreement,   understanding  or
arrangement with such purpose.

            Under the  Settlement  Agreement,  until the earlier to occur of the day after the 2008 annual meeting of stockholders (the "2008 Annual Meeting") or the date that is thirty days after the one-year  anniversary  of the 2007 Annual
Meeting (such period the "Standstill  Period"),  the Reporting Persons and their affiliates have agreed not to, without prior written  consent of the Board,  (i)
acquire any voting securities of the Issuer in excess of the "Standstill  Limit"
(as  defined in the  Settlement  Agreement),  (ii)(a)  initiate  or propose  any stockholder proposal, nominate any person to be elected as a member of the Board or make any attempt to call a special meeting of stockholders of the Issuer, (b)
submit any proposal for  consideration  at, or bring any other business  before, any meeting of  stockholders  of the Issuer,  or request that the Issuer include any  proposals  or nominees  for  election as members of the Board in any Issuer proxy statement, (c) engage, or in any way participate,  directly or indirectly, in any  solicitation  of proxies or  consents  (whether  or not  relating to the election or removal of  directors),  (d) seek to advise,  encourage or influence
the  voting  of  any  of  the   Issuer's   securities   (except  in  support  of
Board-approved  proposals),  or (e)  otherwise  communicate  with  the  Issuer's stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Securities and
Exchange  Act of 1934,  as  amended,  (iii)  make any public  announcement  with respect  to, or  publicly  offer to  effect,  seek or  propose  (with or without conditions), any merger, acquisition, consolidation, other business combination,
restructuring,   recapitalization,   tender  offer,   exchange  offer  or  other
extraordinary   transaction   with  or  involving  the  Issuer  or  any  of  its
subsidiaries or any of its or their securities or assets and (iv) (a) form, join or in any way participate in any "group" with respect to any voting  securities, other than a "group"  that  includes  all or some  lesser  number of the persons identified  as  part  of the  "Ramius  Group"  (as  defined  in  the  Settlement
Agreement), (b) enter into any negotiation, contract, arrangement, understanding or relationship  (legal or otherwise) with any third parties,  other than any of the Reporting  Persons solely with respect to the other  Reporting  Persons,  in connection with any of the foregoing or with respect to the voting of any voting securities of the Issuer,  or (c) otherwise deposit any voting securities of the
Issuer in any voting trust or subject any voting securities of the Issuer to any arrangement or agreement with respect to the voting of any voting  securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 17 of 24 Pages
----------------------                                    ----------------------

            Under the  Settlement  Agreement,  the  Reporting  Persons,  are not
restricted from (i) nominating up to two persons for election at the 2008 Annual
Meeting,  (ii) soliciting  proxies with respect to the voting  securities of the
Issuer with respect to such  nominees,  (iii)  taking any actions in  connection with the nomination of persons in connection with the 2008 Annual Meeting,  (iv)
voting the Shares on any matter submitted to a vote of the Issuer's stockholders or announcing  its opposition to any  Board-approved  proposals not supported by
Mr. Smith, (v) issuing any  communication  contemplated by Rule  14a-1(1)(2)(iv)
stating how they intend to vote and the reasons  therefore  with  respect to any extraordinary transaction of any kind or nature between the Issuer and any third party  unaffiliated  with the Reporting  Persons and (vi) filing an amendment or amendments  to the  Schedule 13D  regarding  the Shares as required by law or to make other  securities  or tax filings as required by law so long as none of the
Reporting  Persons  enter  into  any  contract,  arrangement,  understanding  or
relationship   (legal  or  otherwise)   with  respect  to  the  Issuer's  voting
securities.

            Also on October 25, 2007,  certain of the Reporting  Persons and the
Issuer entered into a Confidentiality  Agreement in connection with and pursuant to the  terms  of  the  Settlement  Agreement.  A  copy  of the  Confidentiality
Agreement  is  attached  hereto as Exhibit  99.3 and is  incorporated  herein by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5 is hereby amended and restated as follows:

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 11,945,621 Shares outstanding, as of August 31, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Annual Report on Form 10-K, filed with the Securities and Exchange Commission on
September 13, 2007.

A.    Parche

      (a)   As of the date of this filing,  Parche  beneficially  owns 397,720
            Shares.

            Percentage: 3.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 397,720
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 397,720
            4. Shared power to dispose or direct the disposition: 0

      (c)   Parche did not enter  into any  transactions  in the Shares  since the filing of Amendment No. 3 to the Schedule 13D.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns
            2,088,020 Shares.

            Percentage: 17.5% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 18 of 24 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 2,088,020
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,088,020
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard did not enter into any  transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

C.    RCG Enterprise

      (a)   As of the date of this filing, RCG Enterprise beneficially owns
            397,720 Shares.

            Percentage: 3.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 397,720
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 397,720
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Enterprise did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

D.    RCG Starboard Advisors

      (a)   As of the date of this  filing,  as managing  member of Parche and the investment  manager of Starboard,  RCG Starboard  Advisors may be deemed the  beneficial  owner of (i)  397,720  Shares  owned by
            Parche and (ii) 2,088,020 Shares owned by Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard  Advisors did not enter into any transactions in the
            Shares since the filing of since the filing of Amendment  No. 3 to the Schedule 13D.

E.    Ramius Capital

      (a)   As of  the  date  of  this  filing,  as  the  sole  member  of RCG
            Starboard  Advisors  Ramius  Capital may be deemed the  beneficial owner of (i)  397,720  Shares  owned by Parche and (ii)  2,088,020
            Shares owned by Starboard.

            Percentage: 20.8% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 19 of 24 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

F.    C4S

      (a)   As of the date of this filing,  as the  managing  member of Ramius
            Capital,  C4S may be deemed the  beneficial  owner of (i)  397,720
            Shares  owned  by  Parche  and  (ii)  2,088,020  Shares  owned  by
            Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,485,740
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,485,740
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any  transactions  in the Shares  since the filing of Amendment No. 3 to the Schedule 13D.

G.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this  filing,  as the  managing  members of C4S, each of Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be
            deemed the beneficial  owner of (i) 397,720 Shares owned by Parche and (ii) 2,088,020 Shares owned by Starboard.

            Percentage: 20.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,485,740
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,485,740

      (c)   None of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss or Mr.  Solomon has
            entered  into any  transactions  in the Shares since the filing of
            Amendment No. 3 to the Schedule 13D.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 20 of 24 Pages
----------------------                                    ----------------------

H.    None of Messrs. Anquillare,  Feld and Smith directly owns any Shares nor have they entered into any  transactions  in the Shares since the filing of  Amendment  No. 3 to the  Schedule  13D.  Each of Messrs  Anquillare,
      Feld and Smith,  as a member of a "group"  for the  purposes  of Section
      13(d)(3) of the Exchange Act, may be deemed to be a beneficial  owner of the (i) 397,720 Shares owned by Parche and (ii)  2,088,020  Shares owned by  Starboard.  Each of  Messrs.  Anquillare,  Feld and Smith  disclaims beneficial ownership of such Shares.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock

      (e)   Not applicable.

Item 6 is hereby amended to add the following:

            On  October  26,  2007,  Starboard,   Parche,  RCG  Enterprise,  RCG
Starboard Advisors,  Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr.
Strauss and Mr. Smith  (collectively,  the "Group")  entered into a Joint Filing
Agreement (the "Joint Filing Agreement") in which the Reporting Persons who will remain Reporting Persons  subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint
Filing  Agreement is attached as Exhibit 99.1 hereto and is incorporated  herein by reference.

            On October 25, 2007,  the Reporting  Persons and the Issuer  entered into a Settlement  Agreement  defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

            On October 25, 2007, certain of the Reporting Persons and the Issuer entered into a Confidentiality  Agreement described in Item 4 above and attached as Exhibit 99.3 hereto.

      Item 7 is hereby amended to include the following exhibits:

            Exhibit 99.1.  Joint Filing  Agreement by and among  Starboard Value and Opportunity  Master Fund Ltd.,  Parche,  LLC, RCG
                           Enterprise,  Ltd, RCG Starboard Advisors, LLC, Ramius
                           Capital Group,  L.L.C.,  C4S & Co., L.L.C.,  Peter A.
                           Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M.
                           Solomon and Jeffrey C. Smith, dated October 26, 2007.

            Exhibit 99.2.  Settlement  Agreement  by  and  between  Kensey  Nash
                           Corporation  on the one hand  and  each of  Starboard
                           Value and Opportunity Master Fund Ltd., Parche,  LLC,
                           RCG  Enterprise,  Ltd, RCG Starboard  Advisors,  LLC,
                           Ramius  Capital  Group,  L.L.C.,  C4S & Co.,  L.L.C.,
                           Peter A. Cohen,  Morgan B. Stark,  Thomas W. Strauss,
                           Jeffrey M. Solomon,  Ceasar N.  Anquillare,  Peter A.
                           Feld and  Jeffrey C. Smith on the other  hand,  dated
                           October 25, 2007.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 21 of 24 Pages
----------------------                                    ----------------------

            Exhibit 99.3.  Confidentiality  Agreement by and between Kensey Nash
                           Corporation  on the one hand  and  each of  Starboard
                           Value and Opportunity Master Fund Ltd., Parche,  LLC,
                           RCG  Enterprise,  Ltd, RCG Starboard  Advisors,  LLC,
                           Ramius  Capital  Group,  L.L.C.,  C4S & Co.,  L.L.C.,
                           Ceasar N.  Anquillare,  Peter A. Feld and  Jeffrey C.
                           Smith on the other hand, dated October 25, 2007.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 22 of 24 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2007

PARCHE, LLC                               RCG STARBOARD ADVISORS, LLC
By: RCG Starboard Advisors, LLC,          By: Ramius Capital Group, L.L.C.,
    its managing member                       its sole member

STARBOARD VALUE AND OPPORTUNITY MASTER    RCG ENTERPRISE, LTD
FUND LTD.                                 By: Ramius Capital Group, L.L.C.,
By: RCG Starboard Advisors, LLC,              its investment manager
    its investment manager
                                          RAMIUS CAPITAL GROUP, L.L.C.
                                          By: C4S & Co., L.L.C.,
                                              as managing member

                                          C4S & CO., L.L.C.

                      By: /s/ Jeffrey M. Solomon
                          ---------------------------------
                          Name:  Jeffrey M. Solomon
                          Title: Authorized Signatory

/s/ Jeffrey M. Solomon                     /s/ Peter A. Feld
-------------------------------------      -------------------------------------
JEFFREY M. SOLOMON                         PETER A. FELD
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Jeffrey C. Smith
-------------------------------------
JEFFREY C. SMITH
Individually and as attorney-in-fact
for Ceasar N. Anquillare

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 23 of 24 Pages
----------------------                                    ----------------------

                                   SCHEDULE B
                                   ----------

                  DIRECTORS AND OFFICERS OF RCG ENTERPRISE, LTD

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Morgan B. Stark           Managing Member of C4S &    666 Third Avenue
Director                  Co., L.L.C., which is the   26th Floor
                          Managing Member of Ramius   New York, New York 10017
                          Capital Group, L.L.C.

Marran Ogilvie            General Counsel of Ramius   666 Third Avenue
Director                  Capital Group, L.L.C.       26th Floor
                                                      New York, New York 10017

CFS Company Ltd.          Nominee Company registered  c/o Citco Fund Services
Director                  with Cayman Islands         (Cayman Islands) Limited
                          Monetary Authority and is   Corporate Center
                          affiliated with             West Bay Road
                          Administrator of the Fund   Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

CSS Corporation Ltd.      Affiliate of the            c/o Citco Fund Services
Secretary                 Administrator of the Fund   (Cayman Islands) Limited
                                                      Corporate Center
                                                      West Bay Road
                                                      Grand Cayman, Cayman
                                                      Islands
                                                      British West Indies

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 24 of 24 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Joint Filing Agreement by and among Starboard                99.1
      Value and Opportunity Master Fund Ltd., Parche,
      LLC, RCG Enterprise, Ltd, RCG Starboard Advisors,
      LLC, Ramius Capital Group, L.L.C., C4S & Co.,
      L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W.
      Strauss, Jeffrey M. Solomon and Jeffrey C. Smith,
      dated October 26, 2007.

      Settlement Agreement by and between Kensey Nash              99.2
      Corporation on the one hand and each of Starboard
      Value and Opportunity Master Fund Ltd., Parche,
      LLC, RCG Enterprise, Ltd, RCG Starboard Advisors,
      LLC, Ramius Capital Group, L.L.C., C4S & Co.,
      L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W.
      Strauss, Jeffrey M. Solomon, Ceasar N. Anquillare,
      Peter A. Feld and Jeffrey C. Smith on the other
      hand, dated October 25, 2007.

      Confidentiality Agreement by and between Kensey              99.3
      Nash Corporation on the one hand and each of
      Starboard Value and Opportunity Master Fund Ltd.,
      Parche, LLC, RCG Enterprise, Ltd, RCG Starboard
      Advisors, LLC, Ramius Capital Group, L.L.C., C4S &
      Co., L.L.C., Ceasar N. Anquillare, Peter A. Feld
      and Jeffrey C. Smith on the other hand, dated
      October 25, 2007.